Exhibit (a)(12)
Cadbury Response to EU Commission Announcement
06 Jan 2010
English
In response to the announcement of the EU Commission’s conditional approval of the proposed takeover of Cadbury by Kraft, the Board of Cadbury would like to reiterate its rejection of the Kraft offer as fundamentally undervaluing the company and its prospects and has recommended that shareholders do not accept the offer. We have great businesses and brands in Poland and Romania, and we are focused on getting a winning start to 2010.
Romanian
Anuntul Comisiei Europene privind aprovarea conditionata nu schimba cu nimic pozitia noastra. Consiliul nostru de Administratie a respins oferta Kraft considerand ca subevalueaza in mod fundamental compania si perspectivele acesteia si a recomandat actionarilor sa nu accepte aceasta oferta. Avem afaceri si marci minunate in Polonia si Romania si suntem concentrati in asigurarea unui start castigator pentru 2010.
Polish
W nawiązaniu do ogłoszenia Komisji Europejskiej, dotyczącego wyrażenia warunkowej zgody na przejęcie Cadbury przez firmę Kraft, Zarząd Cadbury chce podkreślić raz jeszcze swoje wcześniejsze stanowisko dotyczące odrzucenia oferty złożonej przez firmę Kraft jako fundamentalnie zaniżającej wartość firmy. Nasz Zarząd takie samo działanie zarekomendował swoim akcjonariuszom. Cadbury to świetny biznes, z silnymi markami w Polsce i Rumunii, który dostarcza wartość swoim udziałowcom. Jeśli chodzi o nasze działania w Polsce i Rumunii, nic się nie zmienia
Notes to the editor:
For further detail of Cadbury’s position, please refer to its public statements dated 9 November 2009 and 14 December 2009 and the defence circular dated 14 December 2009, all of which are available at www.cadburyinvestors.com.